FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC
FINAL RESULTS AND FOURTH INTERIM DIVIDEND FOR 2015

Pursuant to Rule 13.43 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, notice is given that a meeting of Directors of HSBC Holdings plc will be held on 22 February 2016 (the 'Board Meeting') to consider the announcement of the final results for the year ended 31 December 2015 and the declaration of a fourth interim dividend for 2015 on the ordinary shares.

Subject to the approval and confirmation at the Board Meeting, the fourth interim dividend for 2015 will be payable on 20 April 2016 to holders of record on 4 March 2016 on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register.

The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 3 March 2016. The American Depositary Shares will be quoted ex-dividend in New York on 2 March 2016.

Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal registrar, Hong Kong or Bermuda Overseas Branch registrar should do so before 4.00pm local time on 4 March 2016 in order to receive the dividend.

DIVIDEND ON 6.20% NON-CUMULATIVE US DOLLAR PREFERENCE SHARES, SERIES A ('SERIES A DOLLAR PREFERENCE SHARES')

In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of US$1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.

A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2016 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of US$0.3875 per Series A American Depositary Share for the quarter ending 15 March 2016.

The dividend will be payable on 15 March 2016 to holders of record on 29 February 2016.

Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12 noon on 29 February 2016 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc
Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Lord Evans of Weardale†, Joachim Faber†, Rona Fairhead†, Sam Laidlaw†, Irene Lee†, John Lipsky†, Rachel Lomax†, Iain Mackay, Heidi Miller†, Marc Moses, Sir Simon Robertson†, Jonathan Symonds†, Pauline van der Meer Mohr† and Paul Walsh†.

† Independent non-executive Director

Note to editors:

The HSBC Group
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 6,100 offices in 72 countries and territories in Asia, Europe, North and Latin America, and the Middle East and North Africa. With assets of US$2,549bn at 30 September 2015, HSBC is one of the world's largest banking and financial services organisations.

ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                      By:

                                                                                      Name: Ben J S Mathews

                                                                                                Title: Group Company Secretary

                                                                                     Date: 05 February 2016